Filed pursuant to Rule 424(b)(3) File No. 333-119338
February 15, 2007

SUPPLEMENT DATED FEBRUARY 15, 2007 TO PROSPECTUS DATED JUNE 1, 2006

Dear Investor(s):

GRANT PARK FUTURES FUND JANUARY PERFORMANCE UPDATE

FUND	JANUARY	2007 YTD	Total NAV	NAV/Unit
Grant Park Futures Fund Class A Units	1.25%	1.25%	$64.9M	$1,177.171
Grant Park Futures Fund Class B Units	1.18%	1.18%	$336.3M	$1,034.500
TRADING ADVISORS	JANUARY	2007 YTD	% of Fund
Rabar Market Research (Div)	-1.86%	-1.86%	17%
EMC Capital Management (Classic)	3.64%	3.64%	21%
Eckhardt Trading (Global)	-0.74%	-0.74%	5%
Graham Capital Management (GDP)	-1.56%	-1.56%	8%
Winton Capital Management (Div)	3.46%	3.46%	21%
Saxon Investment Corp (Div)	-2.42%	-2.42%	7%
Welton Investment Corporation	2.84%	2.84%	21%
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Positions in the interest rate sector recorded the largest gains for the month, particularly in the foreign markets. Short positions in the British short sterling and long gilt contracts reported gains after an unexpected rate hike by the Bank of England resulted in lower prices for interest rate instruments. Short positions in the domestic market were also profitable after prices for Eurodollars fell in response to data that suggested some inflationary risk for the U.S. economy.

Prices for crude oil sank to 18-month lows, resulting in gains for short positions in the energy sector. Comments by the Saudi ambassador to the U.S. indicating that oil prices could go lower forced a sell off in crude as investors speculated that OPEC might not push for further production cuts. The U.S. Department of Energy reported an unexpected rise in gasoline inventories, resulting in gains for short positions in unleaded gasoline.

Positions in the stock indices reported gains as lower energy prices boosted global share markets. Long positions in the German DAX and S&P Composite Index registered the largest gains.

Long positions in nickel resulted in gains as the threat of a strike at a Canadian mine kept prices for the raw material at higher levels; short positions in copper also gained ground as prices fell in response to a downturn in the U.S. housing market.

Long positions in the currency sector sustained losses as the New Zealand and Australian dollars depreciated against the U.S. dollar, mainly due to weakness in the majority of base metal markets.

555 West Jackson        Suite 600        Chicago, IL 60661        312.756.4450        312.756.4452 fax        800.217.7955
Performance Hotline: 866.516.1574 (Toll Free)        www.dearborncapital.com

Lastly, losses were incurred from long positions in the soft/agricultural commodities markets where prices for corn fell after weakness in the energy markets led to the perception of lessening demand for ethanol distillates; an upward revision in U.S. beef production resulted in losses for long positions in the livestock markets.

OTHER FUND NEWS

IRS Schedule K-1s (Form 1065) were mailed on February 13, 2007. Investors with taxable accounts should be receiving their Schedule K-1 within the next few business days. If you have a taxable account and do not receive your 2006 Schedule K-1, or if there is an error, please contact Dearborn Capital Management at (312) 756-4450 or via e-mail at funds@dearborncapital.com.

Please visit our new updated website at www.dearborncapital.com. The website contains daily performance as well as weekly and monthly performance with commentary. If you have any questions or concerns regarding your account, please do not hesitate to call our offices at (312) 756-4450 or e-mail us at funds@dearborncapital.com.

Sincerely,

David Kavanagh
President

Enclosures
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY

Daily fund performance is available on our website at www.dearborncapital.com along with weekly commentary. Weekly performance information is also available on our performance hotline at (312)788-2272 or (866) 516-1574 (toll free)

555 West Jackson        Suite 600        Chicago, IL 60661        312.756.4450        312.756.4452 fax        800.217.7955
Performance Hotline: 866.516.1574 (Toll Free)        www.dearborncapital.com

GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
ACCOUNT STATEMENT
(PREPARED FROM BOOKS WITHOUT AUDIT)
FOR THE MONTH ENDED
JANUARY 31, 2007
Statement of Income
	Month	Year to Date	Month	Year to Date
	(A Units)	(A Units)	(B Units)	(B Units)
	In US $	In US $	In US $	In US $
Trading Income (Loss):
Realized Trading Income (Loss)	479,264	479,264	2,491,758	2,491,758
Change in Unrealized Income (Loss)	698,219	698,219	3,630,129	3,630,129
Brokerage Commissions	(14,228)	(14,228)	(73,972)	(73,972)
Exchange, Clearing Fees and NFA charges	(24,846)	(24,846)	(129,179)	(129,179)
Other Trading Costs	(34,733)	(34,733)	(180,581)	(180,581)
Change in Accrued Commissions	(8,361)	(8,361)	(43,471)	(43,471)
Net Trading Income (Loss)	1,095,315	1,095,315	5,694,684	5,694,684
Other Income:
Interest, U.S. Obligations	108,928	108,928	566,330	566,330
Interest, Other	160,042	160,042	832,079	832,079
Total Income (Loss)	1,364,285	1,364,285	7,093,093	7,093,093
Expenses:
Incentive Fees to Trading Managers	201,795	201,795	1,049,158	1,049,158
Administrative Fees	13,695	13,695	71,200	71,200
O&O Expenses	10,956	10,956	170,880	170,880
Brokerage Expenses	331,410	331,410	1,851,205	1,851,205
Illinois Replacement Tax	0	0	0	0
Total Expenses	557,856	557,856	3,142, 443	3,142,443
Net Income (Loss)	806,429	806,429	3,950,650	3,950,650
Statement of Changes in Net Asset Value
Beginning Balance	58,161,220	58,161,220	324,091,775	324,091,775
Additions	6,174,000	6,174,000	10,395,404	10,395,404
Net Income (Loss)	806,429	806,429	3,950,650	3,950,650
Redemptions	(225,457)	(225,457)	(2,089,235)	(2,089,235)
Balance at JANUARY 31, 2007	64,916,192	64,916,192	336,348,594	336,348,594
Total Units Held at End of The Period		55,145.93358		325,131.57156
Net Asset Value Per Unit		1,177.171		1,034.500
Rate of Return	1.25%	1.25%	1.18%	1.18%
To the best of my knowledge and belief the
Information contained herein is accurate and complete.

DAVID KAVANAGH, PRESIDENT
FOR DEARBORN CAPITAL MANAGEMENT, LLC
GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP